SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 Amendment No. 2
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                              ----------------------

                        BRAUVIN INCOME PROPERTIES L.P. 6
                            (Name of Subject Company)

                              MP VALUE FUND 5, LLC
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                     MACKENZIE PATTERSON SPECIAL FUND 4, LLC
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.
                             MORAGA-DEWAAY FUND, LLC
            PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P.
                                   STEVEN GOLD
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                           Copy to:
Christine Simpson                          Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                  Derenthal & Dannhauser
1640 School Street                         One Post Street, Suite 575
Moraga, California  94556                  San Francisco, California  94104
(925) 631-9100                             (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)




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          This Amendment No. 2 amends the Schedule 14D-1 filed May 12, 1999 (the
"Schedule") as amended by the Schedule 14D-1/A filed May 28, 1999 by the bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined have the meanings ascribed to them in the Schedule and exhibits thereto.

          This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on June 25, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 158 Units. Upon such acquisition, the Purchasers held an aggregate of approximately 399 Units, or approximately 5.0% of the total outstanding Units.



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                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       July 6, 1999

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


MACKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MORAGA-DEWAAY FUND, LLC

By Moraga Partners, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


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



MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

/s/ Steven Gold
STEVEN GOLD







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